

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Warren B. Kanders
Executive Chairman and Director
Clarus Corporation
2084 East 3900 South
Salt Lake City, Utah 84124

> **Re: Clarus Corporation**
> **Registration Statement on Form S-4**
> **Filed March 10, 2021**
> **File No. 333-254107**

Dear Mr. Kanders:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andi Carpenter at 202-551-3645 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing